May 21, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, GA 30339

       Re: Nocera, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Response dated May 6, 2025
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed May 6, 2025
Revenue, page 42

1. Please expand your disclosure to compare changes in results of operations year-over-
       year. For example, when discussing annual performance by type of operation, please include similar information for 2023 so that readers can understand the dollar amount by which sales of each business increased or decreased. Please also discuss the effects of changes in price or volume on overall results. Refer to Item 303(b)(2) of
       Regulation S-K.
Operating Expenses, page 43

2. Please expand your results of operations discussion to fully explain the negative factors that caused the impairment of goodwill expense recorded for both periods presented. In this regard we note that these impairments had an approximate 50%
       impact on your net loss in both periods. Please also expand your disclosure to explain the 33% impact on 2024 net loss caused by the warrant liability fair value
 May 21, 2025
Page 2

       adjustments.
Report of Independent Registered Public Accounting Firm, page F-2

3. Please note that a consent will need to be filed referencing the Form S-3 No. 333-
       282749. Also, please disclose a date in Note 25.
Note 3. Summary of Significant Accounting Policy, page F-10

4. It appears that your catering and fish trading businesses may be reportable segments.
       Please review the guidance in ASU 2023-07 and provide the required disclosures.
Note 8. Prepaid Expenses, and Other Assets, Net, page F-35

5. Given that your other receivables comprise nearly 50% of current assets, please disclose the dates that each of these receivables were originated so that readers can better understand the age of these assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services